Exhibit 99.1

SaverOne Strengthens Senior Management with Focus on Global Sales and Business Development

Welcomes new CFO and three Sales and Business Development positions covering international markets and Israel, both OEM and after-market

Petah Tikvah, Israel, August 24, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in advanced transportation safety solutions, today announced the appointment of senior executives to the company, including three marketing and business development personnel. On August 8, 2023, the Company announced the appointment of its new Chief Financial Officer.

Mr. Omri Hagai was appointed as SaverOne’s new Chief Financial Officer, effective as of August 6, 2023. Mr. Hagai brings over a decade of financial experience. Prior to SaverOne, he was Director of Finance, a US-publicly listed company, BrainsWay. He was also previously controller at Israel Chemicals Ltd., an Israel-based public traded company on the New York Stock Exchange. Prior to that he was an assurance senior associate at Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. He graduated from the Hebrew University of Jerusalem with a Bachelors’ degree, Accounting and Business Management.

Mr. Yoav Zilber was appointed Head of Business Development, US and Europe After-Market product. Mr. Zilber brings over 20 years of experience in international marketing, business development and management with global experience, particularly in Israel, Africa, Europe, Latin America and the US. He was previously VP Business Development Africa at Vital Capital and prior to that, CEO of Jets Investment Ltd, executing large turnkey projects in the Republic of Congo. Mr. Zilber holds both a Bachelors’ degree and an MBA from Tel Aviv University.

Mr. Alon Refaeli was appointed Head of Business Development, Global OEM Market. He has over 20 years of business development experience, selling advanced and innovative technological and cyber security solutions in global markets. Mr. Refaeli is a growth advisor to various technology companies in Israel, the United States and Europe, including Xiphera, Hyker, Ubirch, NSCore, QuickLogic among others. He is also a founder and partner of Cyber Together, the Israeli Cyber Security Association. Mr. Refaeli holds a Bachelors’ degree from The Open University of Israel as well as additional information security certifications from John Bryce College, See Security Technion and ISC2.

Mrs. Hila Vyzer was appointed Head of Israel Market Sales at SaverOne. She brings two decades of sales experience. Prior to joining SaverOne, she worked for leading Israeli cellphone company Pelephone, managing service centers, overseeing and managing sales and marketing teams, large field projects and strategic partners files. In her last position at Pelephone, as Manager of Strategic Customer Relations, she was responsible for developing business relationships with top executives from some of Israel’s leading companies. Mrs. Vyzer holds a Bachelors’ degree in Business Management from the University of Derby.

Commented Ori Gilboa, CEO of SaverOne, “I would like to congratulate Hila on her promotion and welcome Omri, Yoav and Alon to the SaverOne family. We believe these new hires significantly augment and strengthen our management team, and especially our go-to-market efforts in international markets as well as the local market in Israel. Their extensive experience in their various roles we expect will be instrumental in our expansion strategy, and I have every confidence that they will play a critical role in SaverOne's continued growth. Their appointments reflect our commitment to driving innovation and providing our advanced transportation safety solutions to our customers worldwide.”

Continued Mr. Gilboa, “I would also like to take this opportunity to thank Israel Eiby, our former Chief Marketing Officer and Tony Klein, our former CFO, both who are leaving us to pursue other opportunities. Israel was instrumental in expanding our sales significantly, both locally in Israel as well as internationally and we thank for him for his tremendous efforts. Tony presided over our public listings on Tel Aviv and Nasdaq, and we thank him for his tireless efforts in building a strong financial base for SaverOne. We wish them both all the best in their future endeavors.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne's technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company's protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and conditionand may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on April 27, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com Israeli Investors Contact: Jonathan Eilat John@theinvestor.co.il

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